EXHIBIT 20.1

MDSI MOBILE DATA SOLUTIONS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of MDSI Mobile Data Solutions Inc. (the “Corporation”) will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on Thursday, June 2, 2005 at 9:00 AM (PST), for the following purposes:

1.	To receive the Report of the Directors;

2.	To receive the Audited Financial Statements of the Corporation for the fiscal year ended December 31, 2004, together with the Report of the Auditors thereon;

3.	To ratify the re-appointment of Auditors for the ensuing year;

4.	To elect Directors for the ensuing year; and

5.	To transact such further or other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice and Management Proxy Circular is a form of proxy and the Corporation’s Annual Report on Form 10-K 2004 containing the Directors’ Report to the Shareholders and the Financial Statements of the Corporation for the fiscal year ended December 31, 2004, including the Auditors’ Report thereon, to be laid before the Meeting.

The Board of Directors of the Corporation has fixed the close of business on Monday, April 25, 2005 as the Record Date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting. Shareholders of record or non-registered shareholders who have received a form of proxy, may either attend the Meeting and vote in person or exercise their voting rights by completing, signing and returning the form of proxy enclosed with their Meeting materials in the enclosed envelope within the time stated on the proxy.

DATED at Richmond, British Columbia, this 27th day of April 2005.

BY ORDER OF THE BOARD ERIK DYSTHE Chief Executive Officer, President and Chairman of the Board

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

MDSI MOBILE DATA SOLUTIONS INC.

MANAGEMENT PROXY CIRCULAR

The information contained in this Management Proxy Circular (the “Circular”) is as at April 27, 2005 unless otherwise indicated.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of MDSI Mobile Data Solutions Inc. (“MDSI” or the “Corporation”) for the use at the Annual General Meeting of Shareholders of the Corporation to be held on Thursday, June 2, 2005 (the “Meeting”), and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the Directors and regular employees of the Corporation. All costs of solicitation will be borne by the Corporation.

Record Date and Right to Vote

The Board of Directors of the Corporation has set Monday, April 25, 2005 as the record date for determining which shareholders will be entitled to receive notice of and to vote at the Meeting (the “Record Date”), or at any adjournment. If a shareholder transfers any common shares after the Record Date and the new holder of such common shares establishes proper ownership, the new holder may have his, her or its name included on the list of shareholders entitled to vote at the Meeting by filing a written request to that effect with the Secretary of the Corporation not later than ten (10) days before the Meeting or any adjournments thereof.

Appointment and Revocation of Proxies

An instrument appointing a proxy must be in writing and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. The individuals named as proxy holders in the accompanying form of proxy are the Chairman and the Chief Financial Officer of the Corporation and were designated by the Directors of the Corporation. A shareholder submitting a proxy has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the person or persons designated in the form of proxy furnished by the Corporation. To exercise this right, the shareholder must either insert the name of his or her desired representative in the blank space provided in the proxy, or submit another proxy.

A proxy will not be valid unless it is deposited at the offices of the Corporation’s Transfer Agent and Registrar, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Stock Transfer Services), or sent by fax to 1-866-249-7775 (within North America) or 1-416-263-9524 (outside North America), not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment(s) thereof, or unless it is delivered to the Chairman of the Meeting at the Meeting or any adjournment(s) thereof, who may, in his discretion, accept or reject such proxies.

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, and delivered either to the registered office of the Corporation, Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof at which such proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) thereof, and upon either of such deliveries, the proxy shall be revoked. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Non-Registered Shareholders

Many of the beneficial owners of common shares of the Corporation are non-registered shareholders whose common shares are held by an intermediary, such as a broker or a trustee of a Registered Retirement Savings Plan, which is the registered shareholder of their common shares.

Non-registered shareholders who have received a form of proxy may cast a vote in person or by proxy, as would be the case if they were registered shareholders. Non-registered shareholders who have not received a form of proxy and who wish to cast a vote must obtain a form of proxy from their trustee or other intermediary, or provide voting instructions to such trustee or other intermediary.

Non-registered shareholders should contact their financial advisor or other intermediary for further information or assistance.

Voting of Shares Represented by Proxy and Discretionary Powers

Shares represented by proxies may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any poll. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the management representatives designated in the accompanying form of proxy will vote the shares in respect of which they are appointed proxyholder on any ballot that may be called for in accordance with the instructions of a shareholder as specified on a properly executed form of proxy. Where no choice has been specified by the shareholder in the proxy with respect to any matter to be acted upon, such shares will be voted in favour of each such matter.

The enclosed form of proxy when properly completed and delivered by a shareholder and not revoked confers discretionary authority upon the person appointed proxy thereunder, to vote with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Principal Holders

As of April 27, 2005 the Corporation has issued and outstanding 8,402,413 fully paid and non-assessable common shares, each share carrying the right to one vote. The Corporation has no other classes of voting securities.

To the knowledge of the directors and senior officers of the Corporation, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation are:

Name of Shareholder(1)	Approximate Number of Shares	Percentage

Seamark Asset Management Ltd.	1,110,500	13.29%

Howson Tattersall Investment Counsel Limited	947,495	11.34%

Notes:
(1)     The table excludes shares registered in the names of clearing agencies.

Election of Directors

The Board of Directors presently consists of six (6) Directors, the term of office of each of which expires at the Meeting. The Board has determined to increase the number of Directors to seven (7) for the ensuing year. See "Corporate Governance - Independence of the Board". Accordingly, seven (7) Directors will be elected at the Meeting.

The seven (7) persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director. Each Director elected will hold office until the next Annual General Meeting of Shareholders of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation or the provisions of the Canada Business Corporations Act ("CBCA").

The following table sets out the names of the nominees for election as Directors, the municipality, province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a Director of the Corporation and the number of Common Shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Municipality/Province or State and Country of Residence (1)	Principal Occupation or Employment (1)	Director Since	Shares Owned(1)

Erik Dysthe	Mr. Dysthe has served as Chairman of the Corporation since its	September 1995	374,894
Director	inception. Mr. Dysthe was appointed Chief Executive Officer of
Chief Executive Officer,	the Corporation in March 2001 and President in March 2002. He
President and Chairman of the	also served as Chief Executive Officer of the Corporation from
Board	its inception to November 1998 and President from its inception
Vancouver, BC	until February 1996. Mr. Dysthe also serves as a director of
Canada	Digital Dispatch Systems Inc. and Optimal Geomatics Inc.

Name, Position and Municipality/Province or State and Country of Residence (1)	Principal Occupation or Employment (1)	Director Since	Shares Owned(1)

Robert C. Harris, Jr	Mr. Harris has served as a director of the Corporation since	December 1995	62,330
Director	December 1995. Mr. Harris is currently Senior Managing
New York, NY	Director, Group Head, Global Technology of Bear Stearns & Co.,
USA	Inc. Mr. Harris was a co-founder and Managing Director of
Unterberg Harris from May 1989 until November 1997. Mr. Harris also serves as a director of Pacific Media PLC, and several
private companies.

Marc Rochefort	Mr. Rochefort has served as a director of the Corporation since	May 1996	1,430
Director	June 1996. Mr. Rochefort has been a partner at the law firm of
Montreal, QC	Desjardins Ducharme Stein Monast in Montreal, Quebec since May
Canada	1993. From March 1989 to April 1993, Mr. Rochefort was a
partner at the law firm of Clark Lord Rochefort Fortier. Mr.
Rochefort also serves as a director of Mont Saint-Sauveur
International Inc., as well as numerous other private companies.

Peter Ciceri	Mr. Ciceri has served as a director of the Corporation since	June 2001	Nil
Director	June 2001. Mr. Ciceri is currently a management consultant and
Whistler, BC	a Corporate Director. From 2000 to 2001, he was President of
Canada	Rogers Telecom, Inc. and from 1997 to 2000 he was President and
Managing Director of Compaq Canada Ltd. and Vice-President
Compaq Computer Corporation (US). Mr. Ciceri was recently
appointed as the Chairman of Sierra Wireless, Inc. and he also serves as a director in several private companies.

Peter Roberts	Mr. Roberts was appointed by the Corporation's Board on	March 21, 2005	Nil
Director	March 21, 2005 and to the Audit Committee on March 22, 2005.
West Vancouver, BC	Mr. Roberts was Chief Financial Officer and Corporate Secretary
Canada	of Sierra Wireless, Inc. from 1999 to 2004. He is now retired from Sierra Wireless, Inc. Prior to joining Sierra Wireless,
Mr. Roberts served in senior financial roles over a fifteen-year period with Service Corporation UK plc, The Loewen Group Inc.,
Overwaitea Foods and Sydney Development Corporation. Before
this, Mr. Roberts practiced a decade in public accounting. He holds Certified Public Accountant and Chartered Accountant
designations and is a member of the Council of the Institute of
Chartered Accountants of B.C. and will serve as its President in
2006.

Name, Position and Municipality/Province or State and Country of Residence (1)	Principal Occupation or Employment (1)	Director Since	Shares Owned(1)

David R. Van Valkenburg	Mr. Valkenburg has served as a director of the Corporation since	June 2001	15,000
Director	June 2001. Mr. Van Valkenburg is currently a management
Greenwood Village,	consultant. From 1999 to 2000, he was Executive Vice President
CO. U.S.A	of MediaOne Group, Inc., and from 1996 to 1999 he was Executive
Vice President, MediaOne International, and from 1997 to 1999
CEO/COO of Telewest Communications, PLC. From 1994 to 1995, Mr.
Van Valkenburg was Senior Vice President, Multimedia Group,
MediaOne Group Inc. Mr. Van Valkenburg also serves as a
director of Harmonic Inc., Moscow Cablecom Corp and several
private companies.

Name, Position and Municipality/Province or State and Country of Residence (1)	Principal Occupation or Employment (1)	Director Since	Shares Owned(1)

Robert T.F. (Bob) Reid	The Government of British Columbia appointed Bob Reid as	New Nominee	Nil
Nominee Director	founding chair of the British Columbia Transmission Corporation
Vancouver, BC	(BCTC) in February 2003. Mr. Reid had recently retired as
Canada	President of Duke Energy's Canadian operations. Prior to Duke's acquisition of Westcoast Energy in March 2002, Mr. Reid had
served as Executive Vice-President and Chief Operating Officer
of Westcoast. Prior to his appointment as Westcoast's Chief
Operating Officer in 2001, Mr. Reid held senior executive
positions in both government service and the natural gas
industry. These included President and CEO of Union Gas Ltd.;
President and CEO of Pan-Alberta Gas, a large Canadian natural gas marketing company; President and CEO of Westcoast Energy
International; President of Foothills Pipe Lines, a major
Canadian natural gas transportation company; and Executive
Director of the Independent Petroleum Association of Canada.
In the public sector, Mr. Reid served in several capacities with the Government of Saskatchewan, including Deputy Minister of
Energy and Mines from 1983 to 1987.
Mr. Reid serves as a Director of Greystone Capital Management
Inc., Investment Saskatchewan Inc., the Canadian Education
Centre Network, and the Vancouver Symphony Orchestra. He is a
member of the Campaign Cabinet for the United Way of the Lower
Mainland. He is an honorary life member of the Canadian Gas
Association. Mr. Reid was born in Melville, Saskatchewan, and is a graduate of the University of Saskatchewan.

Notes:

(1)	The information as to residence, principal occupation and shares beneficially owned or over which a director nominee exercises control or direction, not being within the knowledge of the management of the Corporation and has been furnished by the respective nominees. The principal occupation or employment of the Directors covers the past five years. Share information does not include common shares issuable upon exercise of options.

The Corporation does not have an Executive Committee of its Board of Directors. However, the Corporation has other Committees of the Board of Directors, including an Audit Committee, a Corporate Governance and Nominating Committee and Compensation Committee. The duties and the members of these Committees are set out and described under the heading "Corporate Governance" herein.

Appointment of Auditors

The management of the Corporation will recommend to the Meeting ratification of the re-appointment of Deloitte & Touche LLP as Auditors of the Corporation and to authorize the Directors to fix their remuneration. Deloitte & Touche LLP have served as auditors of the Corporation since September 11, 1995.

Executive Compensation

Report of the Compensation Committee

The Corporation’s compensation program for all executive officers is administered by the Compensation Committee of the Board of Directors. The Compensation Committee is composed of three non-employee directors (refer to disclosure under the heading “Corporate Governance” herein).

Objectives

The primary objectives of the Corporation’s executive compensation program are to enable the Corporation to attract, motivate and retain outstanding individuals and to align their success with that of the Corporation’s shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual’s overall experience, responsibility and performance. The Corporation’s executive compensation program consists of a base salary, performance bonuses and stock options. The Corporation furnishes other benefits to certain of its officers and other employees.

Executive Salaries

Salary ranges for Mr. Dysthe and the other senior executives are based on salaries paid by major Canadian technology companies for positions similar in magnitude, scope and complexity. Companies used for competitive benchmarking are selected based on business similarity and size. The Compensation Committee reviews the salary of these senior executives annually and makes adjustments within the salary range in order to maintain a competitive position within this marketplace. Mr. Dysthe’s compensation is subject to the same annual review, peer position comparisons and evaluation criteria that are applied to the compensation of the Corporation’s other senior executives. Erik Dysthe, Verne Pecho, Neil McDonnell and Glenn Kumoi each had variable components to their compensation in the past financial year based on certain performance criteria.

Annual Incentives

For the senior executives of the Corporation, it is the Compensation Committee’s policy to tie annual incentive compensation to corporate results and individual performance. The annual incentive amount payable to the senior executives is based entirely or in part on specific objective performance measures. These are the key performance criteria that indicate, whether or not and, to what degree, annual objectives have been achieved by the Corporation as a whole. These targets are reviewed annually. The maximum bonuses payable to senior executives pursuant to the Corporation’s annual incentive plan are up to 80% of base salary.

Long-Term Incentives

The Corporation also grants stock options to senior executives as a long-term incentive intended to retain and motivate the senior executives into taking actions that enhance shareholder value. The Corporation’s stock option plan serves to bind the interests of the senior executives and thereby reward teamwork and co-operation. Under the plan, options for the purchase of common shares of the Corporation may be granted by the Board on the recommendation of the Compensation Committee to key executive personnel at prices equal to the market price of the common shares on the date that the options are granted. Market price is defined as the closing price as reported for the business day immediately preceding the grant date on The Toronto Stock Exchange (“TSX”), or in the case of US-based executives, The NASDAQ National Market (“NASDAQ”). The number of options issued to each senior executive is based on guidelines established by the Compensation Committee as well as industry benchmarks. The options are exercisable during a period not exceeding five (5) years from the date of grant and usually vest over a three (3) or four (4) year period.

Chief Executive Officers and Executive Officers

There are currently five (5) executive officers of the Corporation, including the Chief Executive Officer. For purposes of this section, “executive officer” of the Corporation means an individual who at any time during the year was the Chairman or a Vice-Chairman of the Board of Directors, where such person performed the functions of such office on a full-time basis; the President; any Vice President in charge of a principal business unit such as sales, finance or production; any officer or key employee of the Corporation or of a subsidiary of the Corporation; and any other person who performed a policy-making function in respect of the Corporation.

Employment Agreements

The Corporation has entered into employment agreements with each of its executive officers except Eddie Yip. These agreements provide for base salaries and incentive plan bonuses as approved by the Board of Directors of the Corporation, medical and dental benefits and reimbursement for certain expenses approved by the Corporation.

The Corporation’s executive officer employment agreements also generally include provisions relating to the handling of confidential information, the ownership and use of work products, and non-competition covenants made by the executive officers in favor of the Corporation.

Termination Arrangements

The Corporation may terminate any of its executive officers for cause without any payment of any kind of compensation, except for such compensation earned to the date of such termination. The Corporation may terminate any of its executive officers without cause by giving notice and upon payment of all salary and bonuses owing up to the date of termination and for those executive officers with an employment agreement, a lump sum termination payment equal to amounts ranging up to two times base annual salary and current bonus, plus continuation of certain benefits and stock option vesting. Any executive officer may terminate his or her employment with the Corporation at any time by giving four (4), or in certain cases, up to twelve (12) weeks written notice, to the Board of Directors of the Corporation. The employment agreements of certain executive officers, including Mr. Dysthe, provide that in the event of a takeover or change of control of the Corporation, they may elect to terminate their employment and receive, in addition to compensation earned to the date of their termination, the same lump sum termination payment and other benefits to which they would have been entitled upon being terminated by the Corporation without cause. The Corporation’s employment agreements with certain of its executive officers also provide for the acceleration of options in the event of termination without cause, and in certain cases, in the event of a takeover or change in control of the Corporation.

Pension Arrangements

The Corporation and its subsidiaries do not have any pension arrangements in place for any of its officers.

Summary Compensation Table

The following table sets forth all compensation paid during the fiscal years ended December 31, 2004, 2003 and 2002 in respect of (i) each individual who, at any time during fiscal 2004, served as the Corporation’s Chief Executive Officer and Chief Financial Officer, (ii) each of the Corporation’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who was serving as an executive officer as at December 31, 2004 and whose total salary and bonus exceeded $150,000 for fiscal 2004, and (iii) two individuals who would have been among the foregoing but for the fact that such individuals were not employed by the Corporation at December 31, 2004 (collectively, the “Named Executive Officers”):

		Annual Compensation			Long Term Compensation
					Awards		Payout

Name nd Principal Position	Years Ending December 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARS Granted #	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)

Erik Dysthe	2004	215,656	25,879	N/A	81,000	Nil	Nil	--
Chief Executive Officer,	2003	200,561	--	N/A	52,500	Nil	Nil	--
President & Chairman of the	2002	177,632	19,032	N/A	100,000	Nil	Nil	--
Board

Verne Pecho	2004	154,040	18,485	N/A	--	Nil	Nil	--
Chief Financial Officer	2003	142,760	--	N/A	7,500	Nil	Nil	--
	2002	116,334	--	N/A	5,000	Nil	Nil	--

Glenn Y. Kumoi	2004	154,387	22,966	N/A	26,000	Nil	Nil	--
Chief Administrative Officer	2003	135,622	12,947	N/A	9,500	Nil	Nil	--
	2002	125,662	--	N/A	12,000	Nil	Nil	--

Neil McDonnell(1)	2004	168,249	43,439	N/A	45,000	Nil	Nil	--
Chief Operating Officer	2003	N/A	N/A	N/A	N/A	Nil	Nil	--
	2002	N/A	N/A	N/A	N/A	Nil	Nil	--

Tommy Lee(2)	2004	112,074	18,485	N/A	--	Nil	Nil	188,698
Senior Vice President –	2003	142,760	--	N/A	17,500	Nil	Nil	--
Product Development	2002	126,880	--	N/A	4,250	Nil	Nil	--

Cy Tordiffe(3)	2004	103,977	64,234	N/A	--	Nil	Nil	109,040
Vice President – EMEA Sales	2003	95,649	13,767	N/A	12,500	Nil	Nil	--
and Operations	2002	85,345	39,376	N/A	4,250	Nil	Nil	--

(1)	Mr. McDonnell was hired on January 5, 2004.

(2)	Mr. Lee’s employment terminated on September 22, 2004. Mr. Lee’s other compensation consisted of $161,742 in severance and $26,956 in payout of accrued vacation.

(3)	Mr. Tordiffe’s employment terminated on September 30, 2004. Mr. Tordiffe’s other compensation consisted of $51,988 in severance and $57,052 in payout of accrued vacation.

Eddie Yip was not considered an executive officer of the Corporation until January 2005, when he was appointed to the position of Vice President – Product Development. Accordingly, Mr. Yip has not been deemed a Named Executive Officer for the year ended December 31, 2004.

Each of Peter Hill Rankin, Simon Backer and Warren Cree served as an executive officer of the Corporation for portions of the year ended December 31, 2004; however, the total compensation received by Messrs. Rankin, Backer and Cree during the year ended December 31, 2004 was less than the total compensation received by Messrs. Lee and Tordiffe. Accordingly, Messrs. Rankin, Backer and Cree have not been deemed Named Executive Officers for the year ended December 31, 2004. Mr. Rankin served as the Corporation’s Vice President – Strategy and Performance Improvement until September 29, 2004. Mr. Backer served as the Corporation’s Vice President – Strategic Planning until September 22, 2004 and Mr. Cree served as the Corporation’s Vice President – Marketing and Business Development until September 22, 2004.

Stock Options

The following table sets forth stock options granted by the Corporation during the fiscal year ended December 31, 2004 to any of the Named Executive Officers:

Option Grants During the Fiscal Year Ended December 31, 2004

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Erik Dysthe	81,000	30.2%	$4.75	$486,000	October 29, 2009
Chief Executive Officer,			(CDN$5.80)
President & Chairman of the Board

Glenn Kumoi	26,000	9.7%	$4.75	$156,000	October 29, 2009
Chief Administrative Officer			(CDN$5.80)

Neil McDonnell	25,000	9.3%	$4.57	$150,000	January 5, 2009
Chief Operating Officer			(CDN$5.85)
	20,000	7.5%	$4.75	$120,000	October 29, 2009
			(CDN$5.80)

Eddie Yip	11,670	4.3%	$4.75	$70,200	October 29, 2009
Vice President, Product			(CDN$5.80)
Development

Tommy Lee	Nil	Nil	Nil	Nil	Nil
Vice President
Product Development

Cy Tordiffe	Nil	Nil	Nil	Nil	Nil
Vice President
EMEA Sales and Operations

The following table sets forth details of each exercise of stock options during the fiscal year ended December 31, 2004 by any of the Named Executive Officers, and the fiscal year end value of unexercised options on an aggregate basis:

Aggregated Options Exercised During the Fiscal Year Ended December 31, 2004 and
Fiscal Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable(2)	Value of Unexercised in the Money-Options at FY-end ($) Exercisable/Unexercisable(1)

Erik Dysthe	Nil	Nil	139,706 (exercisable)	$108,698 (exercisable)
President & Chief			106,794 (unexercisable)	$123,579 (unexercisable)
Executive Officer

Verne Pecho	Nil	Nil	38,541 (exercisable)	$46,273 (exercisable)
Chief Financial			1,459 (unexercisable)	$652 (unexercisable)
Officer

Glenn Kumoi	Nil	Nil	23,747 (exercisable)	$31,870 (exercisable)
Chief			28,753 (unexercisable)	$33,898 (unexercisable)
Administrative
Officer

Neil McDonnell	Nil	Nil	6,770 (exercisable)	$7,456 (exercisable)
Chief Operating			38,230 (unexercisable)	$42,876 (unexercisable)
Officer

Tommy Lee	13,000	Nil	16,805 (exercisable)	$16,902 (exercisable)
Vice President			1,945 (unexercisable)	$869 (unexercisable)
Product Development

Cy Tordiffe	Nil	Nil	23,277 (exercisable)	$25,338 (exercisable)
Vice President EMEA			973 (unexercisable)	$435 (unexercisable)
Sales and Operations

_________________

(1)	Based on NASDAQ closing price of $6.00 and TSX closing price CDN$7.28 on December 31, 2004.
(2)	Includes options to purchase common shares within 60 days after December 31, 2004.

Compensation of Directors

During the latest fiscal year, the Corporation paid its non-employee directors a meeting stipend of $2,500 for each board meeting they attended in person, $1,250 for each board meeting they attended by telephone, and $1,000 for certain committee meetings. In the case of the Special Committee, members received $2,500 per day. During the fiscal year ended December 31, 2004, the non-employee directors of the Corporation received aggregate cash compensation of $146,250 for their services. The non-employee directors were also reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Non-employee directors were also eligible to receive stock options issued pursuant to the Corporation's stock option plan in consideration for their services as directors and in accordance with rules and policies of the Toronto Stock Exchange. On October 29, 2004, the Corporation's four (4) non-employee directors were granted options to acquire an aggregate of 24,000 shares. The exercise prices ranged from $4.75 to $4.93 per share. The vesting period ranges from immediate vesting to vesting over thirty six (36) months, subject to the grantee being a director on the date of vesting.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2004, the Compensation Committee consisted of Robert C. Harris, Jr., Marc Rochefort and David Van Valkenburg. None of the members of the Compensation Committee was an officer or employee of MDSI during the fiscal year ended December 31, 2004, or was formerly an officer of MDSI. None of the members of the Compensation Committee had any relationship during the fiscal year ended December 31, 2004 except for Robert C. Harris, Jr.

During the fiscal year ended December 31, 2004, no executive officer of MDSI served as a director or member of a committee of the board of any entity that had one or more executive officers serving as a member of MDSI's Board or Compensation Committee.

Indebtedness of Directors, Executive Officers and Senior Officers

No current or former director, executive officer, employee, proposed nominee for election as a director or associate or affiliate of any such person is currently, or at any time since commencement of the financial year ended December 31, 2004, has been indebted to the Corporation or its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Management Proxy Circular, no insider, proposed nominee for election as a Director or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Corporation's last completed fiscal year which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors' and Officers' Liability Insurance

As at April 27, 2005, the Corporation had in force Directors' and Officers' Liability Insurance policies in the amount of US $10,000,000 for the benefit of the Directors and Officers of the Corporation and its subsidiaries. The total amount of the premiums paid by the Corporation for the policies in effect for the fiscal year ended December 31, 2004 was US $511,750. No portion of these premiums were paid by the Directors and Officers of the Corporation. The policies provide for no deductible for any loss in connection with claims against a Director or Officer and deductibles of US $250,000 for claims relating to violations of United States securities laws and US $100,000 for other claims resulting in a loss for the Corporation.

Performance Graph

The Corporation's common shares commenced trading on the TSX on December 20, 1995. Trading on NASDAQ commenced on November 26, 1996.

The following graph shows the cumulative total shareholder return on a $100 investment in MDSI shares traded on the TSX for the five most recently completed fiscal years compared with the cumulative total return of the S&P/TSX Composite Index over the same period. The graph assumes reinvestment of all dividends.

Comparison of Five-Year Cummulative Total Return
between the Corporation and S&P/TSX Composite Index

Year Ended December 31	1999	2000	2001	2002	2003	2004

S&P/TSX Composite Index	100.00	106.18	91.38	78.62	97.71	109.90

MDSI	100.00	31.08	15.22	13.73	16.08	19.68

Securities Authorized for Issuance Under Equity Compensation Plans

Please refer to disclosure relating to the Corporation’s 2000 Stock Option Plan and 2002 Stock Purchase Plan for the fiscal year ended December 31, 2004 set out on Page 79 of the Corporation’s Annual Report on Form 10-K 2004 (“Form 10-K 2004”), a copy of which has been filed on www.sedar.com. Also refer to disclosure relating to the Corporation’s Equity Compensation Plan information for the fiscal year ended December 31, 2004 on Page 86 of Form 10-K 2004.

The Stock Option Plan permits the issuance of a maximum of 2,400,000 common shares of the Corporation, of which 236,100 common shares have been issued pursuant to prior option grants that have been exercised. As at April 27, 2005, there are options outstanding to purchase up to an aggregate of 1,088,426 common shares of the Corporation under the Plan and 1,075,474 common shares remain available for future option grants under the Plan. The total number of common shares of the Corporation issued and issuable (as represented by outstanding options) under the Plan amount to 2.8% and 12.8%, respectfully, of the Corporation’s outstanding share capital as at April 27, 2005. The total future options available for issue but not issued under the stock option plan amount to 12.8% of the Corporation’s outstanding share capital as at April 27, 2005.

The Stock Purchase Plan permits the issuance of a maximum of 100,000 common shares of the Corporation, of which 48,068 common shares have been issued and 51,932 remain available for issuance at as April 27, 2005. The issued common shares under the Stock Purchase Plan represent 0.6% of the Company’s outstanding share capital, and the shares reserved for but not issued under the plan also amount to 0.6% of outstanding share capital.

Corporate Governance

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. In fulfilling its mandate, the Board is responsible for, among other things:

(a)	adoption of a strategic planning process;

(b)	identification of the principal risks of the Corporation’s business and ensuring the implementation of the appropriate systems to manage these risks;

(c)	succession planning for the Corporation, including appointing, training and monitoring senior management

(d)	maintenance of a communications policy for the Corporation; and

(e)	assurance of the integrity of the Corporation’s internal control and management information systems.

The Board of Directors are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analysis by, and discussions with, management. The Board of Directors meets on a regularly scheduled basis. The frequency of meetings of the Board depends upon the state of the Corporation’s affairs and the opportunities or risks which the Corporation faces. In addition to the four (4) regularly scheduled meetings of the Board held in 2004, the Board met on ten (10) occasions, in person or by telephone conference, to deal with new issues. In addition, communications between the Directors and management occur apart from regularly scheduled Board and committee meetings.

Committees of the Board of Directors

The Audit Committee recommends the ratification of retainment of independent accountants to the Corporation to audit the Corporation’s financial statements, discusses the scope and results of the audit with the independent accountants, reviews the Corporation’s interim and year-end operating results with the Corporation’s executive officers and the Corporation’s independent accountants, considers the adequacy of the internal accounting controls, considers the audit procedures of the Corporation and reviews and approves the non-audit services to be performed by the independent accountants. The members of the Audit Committee are: David Van Valkenburg, Peter Ciceri, Marc Rochefort and Peter Roberts. The Board of Directors has determined that David Van Valkenburg and Peter Roberts are audit committee financial experts within the meaning of the SEC’s rules. Each member of the Audit Committee is independent, as independence is defined in the NASDAQ’s listing standards. The Audit Committee Terms of Reference were amended on March 22, 2005 and are attached as Exhibit 99.1 to Form 10-K 2004.

The following table sets forth the aggregate fees billed to the Company for the years ended December 31, 2004 and 2003 by its independent accountants, Deloitte & Touche LLP (“Deloitte”):

	Year ended December 31, 2004	Year ended December 31, 2003

Audit Fees	$212,218	$260,098
Audit-Related Fees(1)	$70,000	$87,803
Tax Fees(2)	$--	$1,420
All Other Fees	$--	$--

(1)	Fees for audit-related services provided during fiscal 2004 and 2003 consisted of due diligence associated with mergers, financial accounting and reporting consultations and Sarbanes-Oxley Act, Section 404 advisory services.

(2)	Amounts for tax fees relate to corporate tax compliance services.

The Audit Committee must pre-approve audit-related and non-audit services not prohibited by law to be performed by the Company’s independent certified public accountants. The Audit Committee pre-approved all audit-related and non-audit services in 2004.

The Corporate Governance and Nominating Committee monitors and assesses the corporate governance system in place in the Corporation, develops corporate disclosure and insider trading policies, and monitors the effectiveness of the Board of Directors, its size and composition, its committees and the individual performance of its directors. The Corporate Governance and Nominating Committee also identifies and recommends potential appointees to the Board of Directors, reviews the adequacy of Directors’ and Officers’ third-party liability coverage, ensures that annual strategic planning process and review is carried out and approves appropriate orientation and education programs for new directors. The Corporate Governance and Nominating Committee has not adopted any formal procedures for security holders to submit candidates for election as a director of the Corporation. The members of the Corporate Governance and Nominating Committee are: Marc Rochefort, Robert C. Harris, Jr., Peter Ciceri and David Van Valkenburg.

The Compensation Committee reviews and recommends the compensation arrangements for the executive officers of the Corporation and administers the Corporation’s stock option and stock purchase plans. The members of the Compensation Committee are Robert C. Harris, Jr., Marc Rochefort and David Van Valkenburg.

A Special Committee of the Board of Directors was formed in 2002. Its mandate is to review strategic business development alternatives that would potentially enhance shareholder value. The members of the Special Committee are Peter Ciceri, Marc Rochefort and David Van Valkenburg. During the year ended December 31, 2004, the activities of the Special Committee were terminated.

Disclosure of Corporate Governance Policies

The TSX requires that each listed corporation disclose the corporation’s policies with respect to corporate governance. The disclosure must be made with reference to the guidelines (the “TSX Guidelines”) contained in the final report of the TSX Committee on Corporate Governance. The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to their effective and efficient operation. The disclosure required by the TSX is set out in a table attached as Appendix “A” to this proxy circular.

Independence of the Board. The TSX Guidelines focus on the constitution and independence of corporate boards. Under the TSX Guidelines, an “unrelated” director is a director who is independent of the Corporation’s management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the Corporation’s best interests, other than interests and relationships arising from shareholdings. The TSX Guidelines also distinguish between “inside directors” (a director who is an officer or employee of MDSI or any of its affiliates) and “outside directors”.

The Directors have examined the relevant definitions in the TSX Guidelines and have individually considered their respective interests and relationships in and with the Corporation. As a consequence, the Board has determined that of its five (5) proposed directors, four (4) are unrelated directors and one (1) is a related director. Mr. Dysthe is an “inside director” (i.e. directors who are officers and/or employees of the Corporation or any of its affiliates) and is, by definition, a “related director”. The Board considers its proposed increase in the size of Board from six (6) to seven (7) Directors to be appropriate so that the expertise of the Board can be expanded.

Lead Director. Since the Chairman of the Board is also the Corporation’s President and Chief Executive Officer, the Corporate Governance and Nominating Committee recently considered the appropriateness of appointing a lead director. It concluded that based on the ratio of unrelated directors to related directors, the size of the current Board and each Director’s ability to have his concerns addressed, that the Corporation currently has sufficient safeguards in place to operate independently of management without the need to appoint a lead director at this time. In addition, each Committee of the Board is composed entirely of members who are unrelated.

Significant Shareholder. The TSX Guidelines recommend that if a company has a “significant shareholder”, the Board of Directors should, in addition to having a majority of unrelated directors, include a number of directors who do not have interests in, or relationships with, either the Corporation or the significant shareholder and should be constituted to fairly reflect the investment in the Corporation by shareholders other than the significant shareholder. A “significant shareholder” is defined as a shareholder with the ability to exercise a majority of the votes for the election of directors attached to the outstanding shares of the Corporation. The Corporation does not have a significant shareholder (as defined).

Particulars of Other Matters to be Acted Upon

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgement of such matters.

General

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting (disinterested, where applicable), in person or by proxy, at the Meeting.

Availability of MDSI’s Documents on the Internet

Documents filed by MDSI pursuant to the continuous disclosure requirements described above are also publicly available free of charge on the Internet and may be accessed as follows:

(a)	on MDSI’s website at “www.mdsi.ca”;

(b)	documents relating to MDSI filed with the Canadian securities regulatory authorities are available at “www.sedar.com; and

(c)	documents relating to MDSI filed with the SEC are available at “www.sec.gov”.

Paper Copy Availability

Shareholders who (a) are unable to access MDSI’s documents on the Internet at the Internet addresses specified above, or (b) would like an identical paper version of any of MDSI’s documents for any reason whatsoever, including any of the following documents:

(a)	the latest annual information form of the Corporation, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable regulatory authorities;

(b)	the comparative financial statements of the Corporation for its most recently completed financial year in respect of which financial statements have been issued together with the accompanying report of the auditor and any interim financial statements of the Corporation, filed with the applicable regulatory authorities subsequent to the filing of the annual financial statements; and

(c)	the management proxy circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of Directors, filed with the applicable regulatory authorities.

please contact Yasmine Abdulla at the Corporation’s head office at 10271 Shellbridge Way, Richmond, British Columbia, V6X 2W8; or by telephone at 604-207-6145, by facsimile at 604-207-6062, or by e-mail at yabdulla@mdsi.ca, at any time prior to the date of the Meeting and a copy of any of MDSI’s publicly filed documents referred to above will be provided to you upon request without charge by e-mail, at your option and where practical. MDSI will pay all mailing costs associated with such a request.

Shareholder Proposals

Any shareholder who intends to present a proposal at the Corporation’s 2006 Annual General Meeting of shareholders must send the proposal to the Corporation’s Corporate Secretary at the above address. In order for the proposal to be included in the Corporation’s proxy materials sent to the shareholders, it must be received by the Corporation no later than January 26, 2006 and must comply with the requirements of Section 137 of the CBCA. The Corporation is not obligated to include any shareholder proposal in its proxy materials for the 2006 Annual General Meeting if the proposal is received after the January 26, 2006 deadline.

The contents and sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Richmond, British Columbia, this 27th day of April, 2005.

BY ORDER OF THE BOARD ERIK DYSTHE Chief Executive Officer, President and Chairman of the Board

APPENDIX “A”

EXCERPT FROM TSX GUIDELINES

TSX GUIDELINES FOR EFFECTIVE CORPORATE GOVERNANCE	MDSI CORPORATE GOVERNANCE PRACTICES

1.	The Board should explicitly assume responsibility for stewardship of the corporation, and as part of the overall stewardship responsibility, should assume responsibility for:	•	The Board of Directors of MDSI assumes responsibility for the stewardship of the Corporation and the enhancement of shareholder value.

(a)	adoption of a strategic planning process:	•	The President and Chief Executive Officer ("CEO"), with the active involvement of the Board, is responsible for ensuring that there are long-term goals and a strategic planning process in place for MDSI. On an annual basis, the Board and management meet for a strategic planning session, where the Board reviews and approves a strategic plan. On an ongoing basis, the Board monitors management's success in implementing the strategies set out in the plan and provides guidance and judgement to the evolving strategic plan.

(b)	the identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage these risks;	•	The Board, through its Committees and together with management, identifies the principal risks of the business. The Board, through its Committees and as a whole, ensures that there are systems in place to effectively monitor and manage business risks, with a view to the long-term viability of the Corporation. The Board reviews existing practices and systems with a view to improving such processes where appropriate.

(c)	succession planning, including appointing, training and monitoring senior management;	•	The Compensation Committee reviews and discusses with the Board and senior officers plans for officer development and corporate succession plans for the CEO and other senior officers.

(d)	a communications policy for the corporation; and	•	The Board has implemented appropriate structures to ensure complete, timely and effective communications between MDSI, its shareholders, the public and regulatory agencies. The Corporate Disclosure policy also ensures that material information is broadly communicated on a timely basis to investors through press releases and other methods. The Board is kept informed of any material issue of concern to shareholders and provides direction for action as required.

(e)	the integrity of the corporation's internal control and management information systems.	•	The Audit Committee monitors the internal accounting controls and the business conduct of the Corporation. It reviews matters relating to the financial position of the Corporation in order to provide reasonable assurances that the Corporation is in compliance with applicable laws and regulations, is conducting its affairs ethically, and that effective controls are maintained.

TSX GUIDELINES FOR EFFECTIVE CORPORATE GOVERNANCE	MDSI CORPORATE GOVERNANCE PRACTICES

2.	The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors.	An "unrelated" Director under the guidelines is:

1. independent from management;

2. free from any interest and any business or other relationship which could materially interfere with his or her ability to act, in the best interests of the Corporation and to exercise objective judgement, independent from management.

On rigorous application of this definition, 5 of the 6 Directors of the Corporation are unrelated to the Corporation. In connection with the term "independent" as proposed in NI 58-101 and NP 58- 201, 5 of the 6 proposed Directors are independent.

3.	The Board of Directors will assess and disclose on an annual basis (i) whether the Board has a majority of unrelated directors and (ii) the analysis of the application of the principles supporting this conclusion.	•	The majority of MDSI Board members are unrelated and independent Directors. The only related or non-independent Director is Erik Dysthe, Chief Executive Officer, President and Chairman of the Board.

4.	The Board of Directors should appoint a committee of directors, composed exclusively of outside directors (a majority of whom are unrelated directors) responsible for proposing new nominees to the Board and for assessing directors.	•	The Corporate Governance and Nominating Committee is composed exclusively of outside and unrelated Directors. This Committee has the responsibility for identifying, evaluating, and recommending nominees for the Board of Directors, in consultation with the Chairman.

5.	The Board of Directors should implement a process for assessing the effectiveness of the Board, its committees and the contribution of individual directors.	•	The Corporate Governance and Nominating Committee has the responsibility for establishing a process for assessing the performance of the Board, its committees and the individual directors.

6.	Every corporation should have an orientation and education program for new recruits to the Board.	•	The Corporate Governance and Nominating Committee is responsible for providing orientation and education to the new Board members.

7.	Every Board should examine its size to determine the impact of the number upon effectiveness and where appropriate, undertake a program to reduce the size to facilitate more effective decision making.	•	The Corporate Governance and Nominating Committee and the Board as a whole examine, from time to time, the size and the composition of the Board to ensure that it is optimal for decision making and make recommendations to the Board. The Corporate Governance and Nominating Committee also develops, reviews and monitors, in consultation with the Chairman, criteria for selecting Directors, by assessing the qualifications, personal qualities, geographical representations, business background and diversified experience of the Board and the Corporation's circumstances and needs.

TSX GUIDELINES FOR EFFECTIVE CORPORATE GOVERNANCE	MDSI CORPORATE GOVERNANCE PRACTICES

8.	The Board should review Director compensation and ensure such compensatio realistically reflects the responsibilities and risks.	•	The amount and form of Director compensation is within the purview of the Corporate Governance and Nominating Committee, with any resultant recommendations made to the full Board, to ensure that such compensation realistically reflects the responsibilities and risks of being an effective Director.

9.	Committees of the Board of Directors should generally be composed of outside Directors, a majority of whom are unrelated Directors.	•	The Audit, Corporate Governance and Nominating, and Compensation Committees are composed of outside, unrelated and independent Directors.

10.	The Board should assume responsibility for, or assign to a committee of Directors, general responsibilities for developing the corporation's approach to governance issues and the company's responses to the TSX Guidelines.	•	The Corporate Governance and Nominating Committee has the obligation to ensure that an effective and efficient approach to corporate governance at MDSI is developed and implemented. This Committee assesses the effectiveness of corporate governance and makes recommendations to the full Board. It also has the responsibility of reviewing and ensuring that a statement of corporate governance practices is included in the Corporation's annual report or management proxy circular.

11.	The Board of Directors together with the CEO should develop position descriptions for the Board and for the CEO. The Board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	•	The Board is responsible for defining the duties and obligations for each of the Chairman and the CEO, and those of the Board. The Corporate Governance and Nominating Committee has finalized appropriate position descriptions for the Chairman and the CEO defining the limits to management's responsibilities and defining authority and approval limits delegated to them from the Board, which will be subject to approval of the full Board. The objectives for the CEO are established as part of the strategic planning process. The Compensation Committee reviews the performance of the CEO against the annual obligations. The Board approves the annual corporate and CEO objectives.

12.	The Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management.	•	The position of Chairman of the Board of MDSI is currently held by the CEO. The Board meets without management present at each Board meeting to ensure that the Board can function independently of management. With the concurrence of the Corporate Governance and Nominating Committee, each of the Committees has specific authority to retain external advisors. Members of the Board can request, at any time, a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

TSX GUIDELINES FOR EFFECTIVE CORPORATE GOVERNANCE	MDSI CORPORATE GOVERNANCE PRACTICES

12.	The Audit Committee of the Board should be composed only of outside Directors and should have (i) specially defined roles and responsibilities; (ii) direct communication channels with the internal and external auditors; (iii) oversight responsibility for management reporting on internal control.	•	The Audit Committee is composed entirely of outside and unrelated Directors. Its duties and responsibilities are set out in its Terms of Reference, which are reviewed annually by the Audit Committee and by the Corporate Governance and Nominating Committee. These responsibilities include oversight responsibility for management reporting on internal controls and ensuring that management has developed and implemented an effective system of internal controls. In addition, the Audit Committee pre-approves all significant non-audit services provided by the auditors of MDSI prior to the commencement by them of any work. The Audit Committee has direct communication with the external and internal auditors and regularly meets with each other.

14.	The Board of Directors should implement a system, which enables an individual Director to engage an outside advisor at the corporation's expense, in appropriate circumstances.	•	Individual Directors of the Corporation are able to engage an outside advisor at the Corporation's expense in order to assist an individual Director in performing his or her responsibilities. This is reviewed, and approved for payment by the Corporation and where deemed appropriate, by the Corporate Governance and Nominating Committee.

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